TSX TRUST COMPANY

VIA ELECTRONIC TRANSMISSION

May 19, 2023

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE: TRICON RESIDENTIAL INC.

We are pleased to confirm that copies of the following proxy-related materials were mailed on May 18, 2023 to the Registered Securityholders, Shareworks Plan Holders and to the Auditor and Directors:

1 Proxy with Notice-and-Access Notice and Request for Financial Statements - Registered Securityholders, Auditor and Directors

2 Voting Instruction Form - Shareworks Plan Holders

3 Proxy Return Envelope - Registered Securityholders, Shareworks Plan Holders

Yours truly,
TSX Trust Company

"Christopher de Lima"
Senior Relationship Manager
Christopher.delima@tmx.com

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